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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 _______________

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)(1)

                           National Auto Credit, Inc.
                                (Name of Issuer)

                     Common Stock, $0.05 Par Value Per Share
                         (Title of Class or Securities)

                                   632900 10 6
                                 (CUSIP Number)

                               Ernest C. Garcia II
                       2525 E. Camelback Road, Suite 1150
                             Phoenix, Arizona 85016
                                 (602) 522-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 2, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                         AMENDMENT NO. 6 TO SCHEDULE 13D

         This Amendment No. 6 amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on September 11, 1998 by Ernest C. Garcia II, as amended by Amendment No. 1 on September 28, 1998, and as further amended by Amendment No. 2 on November 20, 1998, and as further amended by Amendment No. 3 on April 20, 1999, and as further amended by Amendment No. 4 on May 14, 1999 and as further amended by Amendment No. 5 on August 16, 1999.

         The Reporting Persons are filing this Schedule 13D to reflect the fact that on December 2, 1999, NAC exercised its option to purchase all of the combined 2,849,630 shares of NAC held by the Reporting Persons.



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COVER PAGES

 The cover pages are hereby amended in their entirety to reflect the foregoing.


CUSIP NO.  632900 10 6           13D           PAGE    3    OF    4    PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Ernest C. Garcia II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [x]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           Not Applicable

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                               [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.


        NUMBER OF           7      SOLE VOTING POWER                  0
   SHARES BENEFICIALLY
       OWNED BY             8      SHARED VOTING POWER                0
         EACH
       REPORTING            9      SOLE DISPOSITIVE POWER             0
      PERSON WITH
                           10     SHARED DISPOSITIVE POWER            0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                     0

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                     [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         0%


   14      TYPE OF REPORTING PERSON*
           IN


*See Instructions



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CUSIP NO.  632900 10 6             13D           PAGE    4    OF    4    PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
           Verde Investments, Inc.
           86-0706842
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           Not Applicable

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.


     NUMBER OF              7      SOLE VOTING POWER                         0
SHARES BENEFICIALLY         8      SHARED VOTING POWER                       0
  OWNED BY EACH             9      SOLE DISPOSITIVE POWER                    0
REPORTING PERSON WITH      10      SHARED DISPOSITIVE POWER                  0


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                           0


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                     [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              0%


   14      TYPE OF REPORTING PERSON*
           CO


*See Instructions



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ITEM 1.

SECURITY AND ISSUER.

             Title of Class of
             Equity Security:          Common Stock, $0.05 par value per share

             Name of Issuer:           National Auto Credit, Inc. ("NAC")

             Address of                30000 Aurora Road
             Principal Office:         Solon, Ohio 44139

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      NAME OF PERSON FILING:

A.       Ernest C. Garcia -- Ernest C. Garcia  II ("Mr. Garcia")

B. Verde Investments, Inc. -- Verde Investments, Inc. ("Verde") (Garcia and Verde collectively, the "Reporting Persons")

This Schedule 13D, Amendment No. 6 ("Amendment No. 6") is jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Mr. Garcia, by virtue of his past direct beneficial ownership of Common Stock of NAC; (ii) Mr. Garcia, by virtue of his past indirect beneficial ownership of Common Stock via his sole ownership of all of the common stock of Verde, and (iii) Verde, by virtue of its past direct beneficial ownership of Common Stock of NAC.

Certain information required by this Item 2 concerning the directors and executive officers of Verde is set forth on Schedule 1 attached hereto, which is incorporated herein by reference.

The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

No change from prior information.

(c) PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

No change from prior information.

(d) WHETHER DURING LAST FIVE YEARS, SUCH PERSON CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

No change from prior information.


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(e)      WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL
         PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

No change from prior information.

(f)      CITIZENSHIP:

No change from prior information.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

The information set forth in Item 4 is supplemented as follows:

On December 2, 1999, NAC exercised its option to purchase all of the 2,849,630 shares of NAC held by Mr. Garcia and Verde for $1.50 per share, with $2 million of the prior payments made to Mr. Garcia being deducted from the purchase price. Mr. Garcia and Verde received a total of $2,274,445, after deduction of such amount. Mr. Garcia is prevented from purchasing additional shares of common stock of NAC for a period of one year from May 10, 1999 without the consent of the directors of NAC as of May 10, 1999 or directors approved by them. Mr. Garcia has requested a waiver of this provision.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in Item 5 is amended as follows:

(a)      AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Mr. Garcia and Verde are no longer the beneficial owner of any shares of NAC common stock.

(b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE
         POWER:

See Item 4 regarding the repurchase of all shares held by the Reporting Persons.


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(c)      TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT
         FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

See Item 4.

(d)      Not applicable.

(e) On December 2, 1999, the Reporting Persons ceased to be the beneficial owner of more than 5% of the common stock of NAC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:     Agreement re Joint Filing of Schedule 13D, Amendment No. 6



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 15, 1999     /s/ Ernest C. Garcia II
                               _________________________________________________
                               Ernest C. Garcia II


Dated:   December 15, 1999     Verde Investments, Inc., an Arizona corporation


                               By: /s/ Ernest C. Garcia II
                                  ______________________________________________
                               Name:   Ernest C. Garcia II
                               Its:    President



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                   SCHEDULE 1 TO SCHEDULE 13D, AMENDMENT NO. 6

                        EXECUTIVE OFFICERS AND DIRECTORS
                     INFORMATION FOR VERDE INVESTMENTS, INC.

No change from prior information.



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                                  EXHIBIT INDEX

Exhibit No.                Description

Exhibit 99.1:              Agreement re Joint Filing of Schedule 13D,
                           Amendment No. 6



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